BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 19, 2003

03032366

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

03 SEP 30 AM 7:21

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since July 8, 2003:

A. Copy of Yukon Annual Return as at August 25, 2002.

B. Copy of Yukon Annual Return as at August 25, 2003.

C. Copy of Yukon Notice of Change of Directors dated August 22, 2003.

D. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2003.

E. Copy of British Columbia Notice of Change of Directors dated August 22, 2003.

F. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended May 31, 2003 with relevant Quarterly report on BC Form 51-901F

G. Copy of news release issued during the relevant period.

dlw 9/30

H. Copy of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

BUSINESS CORPORATIONS ACT (YUKON)

03 SEP 31 AM 7:21

ANNUAL RETURN

1. Corporation Name: PACIFIC TOPAZ RESOURCES LTD.

2. Corporate Access Number: 26288

3. Corporation's registered office address is:

   Suite 501 - 905 West Pender Street
   Vancouver, British Columbia
   V6C 1L6

4. This report contains information as at: August 25, 2002

5. Corporation's registration date in the Yukon: August 25, 1987

6. The names and addresses of the Directors are:

   Marvin G. Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   Neil Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   James Boyce
   1376 Arborlynn Drive
   North Vancouver, B.C.
   V7J 2V3

   Raymond W. Roland
   305-1132 Haro Street
   Vancouver, B.C.
   V6E 1C9

   John Rizzuti
   4019 Hollyridge Pl.
   Victoria, B.C.
   V8N 5N8

7. The names, addresses and office held of the Officers are:

   Marvin G. Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   President, CEO and CFO

   Neil Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED as of the 25th day of August, 2002.

[signature]	Director
Authorized Signatory	Title

BUSINESS CORPORATIONS ACT (YUKON)

03 SEP 30 AM 7:21

ANNUAL RETURN

1. Corporation Name: PACIFIC TOPAZ RESOURCES LTD.

2. Corporate Access Number: 26288

3. Corporation's registered office address is:

   Suite 501 - 905 West Pender Street
   Vancouver, British Columbia
   V6C 1L6

4. This report contains information as at: August 25, 2003

5. Corporation's registration date in the Yukon: August 25, 1987

6. The names and addresses of the Directors are:

   Marvin G. Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   Neil Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   James Boyce
   1376 Arborlynn Drive
   North Vancouver, B.C.
   V7J 2V3

   Raymond W. Roland
   305-1132 Haro Street
   Vancouver, B.C.
   V6E 1C9

7. The names, addresses and office held of the Officers are:

   Marvin G. Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   President, CEO and CFO

   Neil Palmer
   2721 South Garfield
   Kennewick, Washington
   USA 99336

   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED as of the 25th day of August, 2003.

Authorized Signatory

Director
Title

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
(Form 1-03)

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

---

1. Name of Corporation: PACIFIC TOPAZ RESOURCES LTD.

---

2. Notice is given that on the ________ day of ________________, 200 , the following person(s) were appointed Director(s):

   NAME AND MAILING ADDRESS:

   ____

---

3. Notice is given that on the 29 day of May, 2003, the following person(s) ceased to hold office as Director(s):

   NAME AND MAILING ADDRESS:

   John Rizzuti 4019 Hollyridge Pl. Victoria, BC V8N 5N8

---

4. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
Marvin G. Palmer	President, CEO, CFO
Neil Palmer	Secretary

---

5. DATE	SIGNATURE	TITLE
August 22, 2003	[signature]	Director

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for details.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE
23607919

D CERTIFICATE OF INCORPORATION NUMBER
260471

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1983 FEBRUARY 21

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 FEBRUARY 21

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BOYCE,	JAMES	1376 ARBORLYNN DRIVE NORTH VANCOUVER B C	V7J2V3
PALMER,	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	
PALMER,	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	
~~RIZZUTI~~ RIZZUTI	~~JOHN~~ JOHN	~~4019 HOLLYRIDGE PL~~ ~~VICTORIA BC~~ 4019 HOLLYRIDGE PL VICTORIA, BC	~~V8N5N8~~ V8N 5N8
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9

Note: Please sign and date on last page

rporate and Personal
roperty Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
260471

PACIFIC TOPAZ RESOURCES LTD.

Please check this form for any errors or ommissions.

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
PALMER, PRESIDENT, CEO, CFO	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	
PALMER, SECRETARY	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED
YYYY MM DD
2003 08 19

FIN 757/D Rev. 2002 / 11 / 26 (Prescribed)

NOTICE OF DIRECTORS
Form 9
(Section 132 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

260471

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

PACIFIC TOPAZ RESOURCES LTD.

C DATE OF CHANGE (Y/M/D)

2003/05/29

D Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Rizzuti	John

E Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Boyce	James	1376 Arborlynn Drive, North Vancouver, BC V7J 2V3
Palmer	Marvin G.	2721 South Garfield, Kennewick, Washington, USA 99336
Palmer	Neil	2721 South Garfield, Kennewick, Washington, USA 99336
Roland	Raymond W.	305 - 1132 Haro St., Vancouver, BC V6E 1C9

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

Roland

DATE SIGNED

Y M D

2003/06/22

British Columbia
Securities Commission

03 SEP ... 7:21

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Pacific Topaz Resources Ltd	**May 31, 2003**	**2003/07/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/07/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James Boyce"	James Boyce	2003/07/30

PACIFIC TOPAZ RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003

(Unaudited-Prepared by Management)

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
May 31, 2003, and November 30, 2002

ASSETS	(Unaudited) May 31, 2003	(Audited) November 30, 2002
Current		
Cash	$ 86	$ 718
Accounts receivable	20,384	12,592
Prepaid expenses	3,204	171
	23,674	13,481
Capital assets – Note 3	12,415	14,594
Resource properties – Note 4	182,968	180,255
	$ 219,057	$ 208,330
LIABILITIES		
Current		
Accounts payable	$ 514,923	$ 426,369
Due to related parties – Note 6	21,232	17,000
Note payable	59,920	59,920
	596,075	503,289
Long-term debt	175,000	175,000
	771,075	678,289
SHAREHOLDERS' DEFICIENCY		
Share capital - Note 5	3,357,311	3,357,311
Deficit	(3,909,329)	(3,827,270)
	(552,018)	(469,959)
	$ 219,057	$ 208,330

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director

"James Boyce", Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended May 31, 2003 and 2002
(Unaudited- Prepared by Management)

	Three months ended May 31, 2003	Three months ended May 31, 2002	Six months ended May 31, 2003	Six months ended May 31, 2002
Administrative expenses				
Amortization	$ 1,092	$ 1,564	$ 2,178	$ 3,127
Automobile	1,947	1,471	3,157	2,403
Bank charges and interest	16,354	13,482	28,493	14,548
Filing fees	637	3,279	1,233	3,279
Management fees	7,500	15,000	15,000	15,000
Office and miscellaneous	742	623	1,217	890
Professional fees	2,000	3,310	9,987	7,060
Rent	9,000	13,500	18,000	18,000
Transfer agent fees	866	821	1,437	1,327
Travel and promotion	37	70	1,357	472
Net loss for the period	40,175	45,620	82,059	66,106
Deficit, beginning of the period	3,869,154	3,471,187	3,827,270	3,450,701
Deficit, end of the period	$ 3,909,329	$ 3,516,807	$ 3,909,329	$ 3,516,807
Basic and diluted loss per share	$ 0.01	$ 0.005	$ 0.011	$ 0.01

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended May 31, 2003 and 2002
(Unaudited-Prepared by Management)

	Three months ended May 31, 2003	Three months ended May 31, 2002	Six months ended May 31, 2003	Six months ended May 31, 2002
Operating Activities				
Net loss for the period	$ (40,175)	$ (45,620)	$ (82,059)	$ (66,106)
Add items not affecting cash:				
Amortization	1,092	1,564	2,178	3,127
	(39,083)	(44,056)	(79,881)	(62,979)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(1,365)	(2,086)	(7,792)	(3,316)
Prepaid expenses	(1,079)	-	(3,033)	-
Accounts payable	42,234	48,745	88,555	62,816
Note payable	-	870	-	1,490
Due to related parties	-	-	4,232	-
	707	3,473	2,081	(1,989)
Investing Activities				
Increase in resource property	(1,755)	-	(2,713)	(5,255)
Increase (decrease) in cash during the period	(1,048)	3,473	(632)	(7,244)
Cash, beginning of period	1,134	66	718	10,783
Cash, end of period	$ 86	$ 3,539	$ 86	$ 3,539
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003 and 2002
(Unaudited-Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $572,401 as at May 31, 2003. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly owned subsidiary, 603487 B.C. Ltd. and wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.

It is suggested that these Interim Consolidated Financial Statements be read in conjunction with the Company's annual November 30, 2002 audited financial statements.

Note 3 Capital Assets

	May 31, 2003			May 31, 2002
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 22,071	$ 12,096	$ 17,281
Computer equipment	1,247	928	319	441
	$ 35,414	$ 22,999	$ 12,415	$ 17,722

Note 4 Resource Properties

Acquisition Costs	Acquisition Consideration	May 31, 2003	May 31, 2002
Nugget Queen claim group	Cash	$ 175,000	$ 175,000
Bo Lake claim group	Cash	-	25,000
	Shares	-	40,000
		175,000	240,000
Deferred Exploration Costs			
Bo Lake claims group		-	98,510
Nugget Queen claim group		7,968	5,255
		7,968	103,765
		$ 182,968	$ 343,765

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Note 4 Resource Properties – (cont'd)

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the Company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The target minerals are platinum/palladium. Due to exploration results and low palladium prices the Company abandoned the mineral claims and incurred a write-down of $163,510 during the year ended November 30, 2002.

Note 5 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2001, November 30, 2002 and May 31, 2003	7,481,413	3,317,311

(c) Escrow

At February 28, 2003, the company's transfer agent holds 87,499 common shares in escrow. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

At May 31, 2003, accounts payable include $21,232 (2002: $17,178) owing to the directors of the company or companies with a common director.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

______ Schedule A

X Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**May 31, 2003**	**2003/07/30**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ray Roland"	**RAYMOND ROLAND**	**2003/07/30**
"James Boyce"	**JAMES BOYCE**	**2003/07/30**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended May 31, 2003

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and deferred exploration costs

	Nugget Queen Claims
Balance, November 30, 2002	$ 180,255
Deferred exploration costs:	
Geological consulting	2,455
Assessment fees	258
	958
Balance, May 31, 2003	$ 182,968

2. Related party transactions:
– See Note 6 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
– See Note 5 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
– See Note 5 to the consolidated financial statements

4. Summary of securities as at the end of the reporting period: - (Cont'd)

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
   – See Note 5 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
   – See Note 5 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
John Rizzuti, Director
Raymond Roland, Director

Schedule C Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months May 31, 2003

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz Resources Ltd. ("Pacific Topaz") is a venture capital company with a mineral exploration business. Pacific Topaz is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of Pacific Topaz's mineral property interests are in the exploration stage and there is no current operating income or cash flow. Pacific Topaz relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

Pacific Topaz also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $82,059 for the period ended May 31, 2003 as compared to a loss of $66,106 for the comparative period ending May 31, 2002. The increase in expenses from the comparative period was due mainly to increases in office, administrative expenses, professional fees and costs associated with review of business opportunities.

RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

Pacific Topaz may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Queen Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein hosted gold deposits. Pacific Topaz continues to explore this property for gold and silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Pacific Topaz during the period.

OUTLOOK

Pacific Topaz plans to increase exploration activity at the Queen Nugget Gold/Silver Property.

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

July 30, 2003

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the six-month period ended May 31, 2003 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $82,059 ($0.011 per share) for the period ended May 31, 2003, as compared to a loss of $66,106 ($0.010 per share) for the period ended May 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees and costs associated with review of business opportunities.

PACIFIC TOPAZ RESOURCES LTD.

per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

1293-2(3)

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 31, 2003

Item 3. **Press Release**

Press Release dated July 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its interim financial statements and financial results for the period ended May 31, 2003.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the six-month period ended May 31, 2003 have been filed. The Issuer incurred a net loss of $82,059 ($0.011 per share) for the period ended May 31, 2003, as compared to a loss of $66,106 ($0.010 per share) for the period ended May 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees and costs associated with review of business opportunities.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.